# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hilton Grand Vacations Inc., CIK 0001674168
CUSIP: 43283X105
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 6355 Metrowest Boulevard, Suite 180, Orlando, Florida (FL), 32835
Date of event which requires filing of this statement: 08/14/2025
Amends the filing with accession number 0001104659-21-103460
Filed by CIK 0001566491
Persons authorized to receive notices and communications: Erin E. Martin, Esq., 1111 Pennsylvania Avenue NW, Washington, District Of Columbia (DC), 20004, (202) 739-3000

## Reporting persons
- Apollo Principal Holdings A GP, Ltd (CIK 0001566491): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,245,825; sole dispositive power 0; shared dispositive power 18,245,825; aggregate amount beneficially owned 18,245,825 (20.7% of the class)
- AP Dakota Co-Invest, L.P. (CIK 0001682821): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,650,346; sole dispositive power 0; shared dispositive power 4,650,346; aggregate amount beneficially owned 4,650,346 (5.3% of the class); the aggregate amount excludes certain shares
- AP VIII Dakota Holdings Borrower, L.P. (CIK 0001878274): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,595,479; sole dispositive power 0; shared dispositive power 13,595,479; aggregate amount beneficially owned 13,595,479 (15.4% of the class); the aggregate amount excludes certain shares
- AP Dakota Co-Invest GP, LLC (CIK 0001877428): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,650,346; sole dispositive power 0; shared dispositive power 4,650,346; aggregate amount beneficially owned 4,650,346 (5.3% of the class); the aggregate amount excludes certain shares
- AP VIII Dakota Holdings Borrower GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,595,479; sole dispositive power 0; shared dispositive power 13,595,479; aggregate amount beneficially owned 13,595,479 (15.4% of the class); the aggregate amount excludes certain shares
- AP VIII Dakota Holdings, L.P. (CIK 0001877482): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,595,479; sole dispositive power 0; shared dispositive power 13,595,479; aggregate amount beneficially owned 13,595,479 (15.4% of the class); the aggregate amount excludes certain shares
- Apollo Advisors VIII, L.P. (CIK 0001600221): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,245,825; sole dispositive power 0; shared dispositive power 18,245,825; aggregate amount beneficially owned 18,245,825 (20.7% of the class)
- Apollo Capital Management VIII, LLC (CIK 0001600223): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,245,825; sole dispositive power 0; shared dispositive power 18,245,825; aggregate amount beneficially owned 18,245,825 (20.7% of the class)
- APH Holdings, L.P. (CIK 0001648671): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,245,825; sole dispositive power 0; shared dispositive power 18,245,825; aggregate amount beneficially owned 18,245,825 (20.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Hilton Grand Vacations Inc.
Address of issuer's principal executive offices: 6355 Metrowest Boulevard, Suite 180, Orlando, Florida (FL), 32835
Comment:
The information in this Amendment No. 2 to Schedule 13D (this "Second Amendment" or this "13D/A") amends and supplements the Schedule 13D (the "Original Schedule 13D," and, as amended, the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons therein described on August 11, 2021, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hilton Grand Vacations Inc., a Delaware corporation ("HGV," the "Issuer" or the "Company"), as amended by that Amendment No. 1 to Schedule 13D (the "First Amendment") filed with the SEC on November 27, 2024.

Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meaning assigned thereto in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed jointly by: (i) AP Dakota Co-Invest, L.P. ("Dakota Co-Invest"); (ii) AP VIII Dakota Holdings Borrower, L.P. ("Dakota Holdings Borrower"); (iii) AP Dakota Co-Invest GP, LLC ("Dakota Co-Invest GP"); (iv) AP VIII Dakota Holdings Borrower GP, LLC ("Borrower GP LLC"); (v) AP VIII Dakota Holdings, L.P. ("Dakota Holdings LP"); (vi) Apollo Advisors VIII, L.P. ("Advisors VIII"); (vii) Apollo Capital Management VIII, LLC ("Capital Management VIII");(viii) APH Holdings, L.P. ("APH Holdings"); and (ix) Apollo Principal Holdings A GP, Ltd. ("Principal Holdings A GP"). The foregoing are referred to herein collectively as the "Reporting Persons."

Dakota Co-Invest and Dakota Holdings Borrower each hold securities of the Issuer and are principally engaged in the business of investment in securities. Advisors VIII is the sole member of Dakota Co-Invest GP, which serves as the general partner of Dakota Co-Invest. Borrower GP LLC serves as the general partner of Dakota Holdings Borrower and Dakota Holdings LP serves as the sole member of Borrower GP LLC. Advisors VIII serves as the general partner of Dakota Holdings LP. Capital Management VIII serves as the general partner of Advisors VIII. APH Holdings serves as the sole member of Capital Management VIII, and Principal Holdings A GP serves as the general partner of APH Holdings.
Residence or business address: The address of the principal office of Dakota Co-Invest, Dakota Co-Invest GP, Advisors VIII, Capital Management VIII, APH Holdings, is 100 West Putnam Avenue, Greenwich, Connecticut 06830. The address of the principal office of Dakota Holdings Borrower, Borrower GP LLC, and Dakota Holdings LP is c/o Apollo Management Holdings, L.P., 9 West 57th Street, 41st Floor, New York, NY 10019. The address of the principal business office of Principal Holdings A GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008.
Present principal occupation or employment: Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal Holdings A GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Citizenship:
Dakota Co-Invest Delaware
Dakota Holdings Borrower Delaware
Dakota Co-Invest GP Delaware
Borrower GP LLC Delaware
Dakota Holdings LP Delaware
Advisors VIII Delaware
Capital Management VIII Delaware
APH Holdings Cayman Islands
Principal Holdings A GP Cayman Islands

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock held by the Reporting Persons is as follows:

Sole Voting Power 0

Shared Voting Power 18,245,825

Sole Dispositive Power 0

Shared Dispositive Power 18,245,825

The Reporting Persons' aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 20.7%, based on a total of 88,116,127 shares of Common Stock outstanding as of August 11, 2025, as reported in the Issuer's prospectus supplement filed on August 14, 2025.

Dakota Co-Invest GP, Borrower GP LLC, Dakota Holdings LP, Advisors VIII, Capital Management VIII, APH Holdings, and Principal Holdings A GP, and Messrs. Marc Rowan, Scott Kleinman, and James Zelter, the managers, as well as executive officers and directors, of Principal Holdings A GP, each disclaims beneficial ownership of all Common Stock owned of record by Dakota Co-Invest and Dakota Holdings Borrower, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Transactions in the class effected during the past sixty days:
The Reporting Persons effected the following transaction of the Common Stock during the past sixty days: on August 14, 2025, the Reporting Persons set forth below sold an aggregate of 8,050,000 shares of Common Stock for $42.85 per share pursuant to an underwritten public offering:

Dakota Co-Invest 2,051,718

Dakota Holdings Borrower 5,998,282
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Underwriting Agreement, dated August 12, 2025, by and among Hilton Grand Vacations Inc., certain stockholders named therein and Wells Fargo Securities, LLC as Representative of the Underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on August 14, 2025).

## Signatures
- Apollo Principal Holdings A GP, Ltd: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- AP Dakota Co-Invest, L.P.: AP Dakota Co-Invest GP, LLC, General Partner (08/18/2025)
- AP Dakota Co-Invest, L.P.: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- AP VIII Dakota Holdings Borrower, L.P.: AP VIII Dakota Holdings Borrower GP, LLC, General Partner (08/18/2025)
- AP VIII Dakota Holdings Borrower, L.P.: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- AP Dakota Co-Invest GP, LLC: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- AP VIII Dakota Holdings Borrower GP, LLC: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- AP VIII Dakota Holdings, L.P.: Apollo Advisors VIII, L.P., General Partner (08/18/2025)
- AP VIII Dakota Holdings, L.P.: Apollo Capital Management VIII, LLC, General Partner (08/18/2025)
- AP VIII Dakota Holdings, L.P.: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- Apollo Advisors VIII, L.P.: Apollo Capital Management VIII, LLC, General Partner (08/18/2025)
- Apollo Advisors VIII, L.P.: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- Apollo Capital Management VIII, LLC: /s/ James Elworth, James Elworth/Vice President (08/18/2025)
- APH Holdings, L.P.: Apollo Principal Holdings A GP, Ltd., General Partner (08/18/2025)
- APH Holdings, L.P.: /s/ James Elworth, James Elworth/Vice President (08/18/2025)